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                               [ CERTICOM LOGO ]

                                                                    NEWS RELEASE
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             CERTICOM LICENSES SSL & ECC TECHNOLOGIES TO AMAZON.COM

     HAYWARD, CALIF., APRIL 27, 2000 -- Certicom, a provider of encryption technology for mobile e-commerce solutions, today announced a licensing agreement with Amazon.com, the leading online retailer. Amazon.com has deployed Certicom's SSL and elliptic curve cryptography (ECC) technologies to build a secure software layer into a portion of the infrastructure which moves business information across Amazon.com's private networks.

     "Certicom is pleased to be working with Amazon.com, a renowned leader in the e-commerce world," said Richard Depew, executive vice president of field operations at Certicom. "Certicom's technologies provide strong yet efficient encryption to protect and maintain valuable enterprise information as it is updated, stored and utilized during critical operational functions."

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm, Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom is a registered trademark of Certicom Corp. All other trademarks or registered trademarks are the property of their respective owners.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography
     (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

     For further information, please contact:

     Lorraine Kauffman
     Public Relations
     Certicom Corp.
     (510) 780-5417
     lkauffman@certicom.com